March 27, 2019

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Attn:	Mr. Joshua Lobert
Office of Real Estate and Commodities

Re:	Registration Statement on Form S-1 for ProShares Trust II (File No. 333-230150)

Dear Mr. Lobert:

On behalf of ProShares Trust II, we hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, as of 5:00 p.m. on March 28, 2019, or as soon thereafter as reasonably practicable.

If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this matter.

Very truly yours,

ProShare Capital Management LLC

By: /s/ Richard F. Morris
Richard F. Morris
General Counsel